EXHIBIT 10.12

**Associated Estates Realty Corporation
Long Term Incentive Compensation Plan**

On August 4, 2005, the Executive Compensation Committee of the Board of Directors approved and implemented the following long-term incentive ("LTI") compensation structure for key executives:

PLAN NAME:
- Associated Estates Realty Corporation Long-Term Incentive Compensation Plan.

OBJECTIVE:
- To motivate and reward executives for the achievement of certain milestones linked to the strategic plan.

TIMING:
- Grants will be delivered annually and each annual grant is tied to a three-year strategic benchmark that will be determined by the Executive Compensation Committee at the first meeting of each calendar year.

- Performance against benchmark will be measured at the conclusion of each calendar year and approved at the first Executive Compensation Committee meeting of the year.

PLAN PARAMETERS AND PARTICIPANTS:
- Target LTI awards will be established for each participant based on the mix of total compensation.

- Threshold award levels are set at 25% of the total LTI target opportunity.

- Awards are delivered through a mix of non-qualified stock options ("NQSOs") and/or stock settled appreciation rights ("SARs") and Performance-Contingent Restricted Shares.

  - NQSOs/SARs vest in equal, annual installments over the three-year period.
  - The restricted share grant may be accelerated up to the threshold level at the end of each measurement period based on the achievement of strategic objectives.
    - If the overall three-year objective is met, the participants are eligible for the remaining 50% of the restricted share grant.
    - If the overall objective is not met, the unvested portion of the restricted share grant will be forfeited.
    - Participants have the right to receive dividends and vote the shares during the restricted period.

- If the overall three-year benchmark is exceeded, the Executive Compensation Committee may, in its sole discretion, issue awards in excess of target at the end of the three-year performance period.